5500 Cenex Drive	651-355-6000
Inver Grove Heights, MN	chsinc.com
55077

David A. Kastelic
Senior Vice President and General Counsel
Direct: (651) 355-3712
david.kastelic@chsinc.com
February 13, 2007
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	CHS Inc. Registration Statement on Form S-l
File No. 333-139300
Ladies and Gentlemen:
     In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned, on behalf of CHS Inc., hereby requests acceleration of effectiveness of the above-referenced Registration Statement to 5:00 p.m., Washington D.C. time, on February 14, 2007, or as soon thereafter as practicable.
     CHS Inc. hereby acknowledges that (1) it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the public offering of the securities specified in the Registration Statement; (2) should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement; (3) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve CHS Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (4) CHS Inc. may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, CHS INC.
/s/ David A. Kastelic
Name:	David A. Kastelic
Title:	Senior Vice President and General Counsel